UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

CENTRAL FEDERAL CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

15346Q202

(CUSIP Number)

Timothy T. O’Dell

7000 N High Street

Worthington, OH 43085

614-318-4660

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 14, 2018

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15346Q202	13D	Page 2 of 4 Pages

1.	NAMES OF REPORTING PERSONS Timothy T. O’Dell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,038,778
	8.	SHARED VOTING POWER 35,000
	9.	SOLE DISPOSITIVE POWER 1,038,778
	10.	SHARED DISPOSITIVE POWER 35,000
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,073,778
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.61%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 15346Q202	13D	Page 3 of 4 Pages

Item 1.	Security and Issuer.

Common Stock of Central Federal Corporation

7000 N High Street

Worthington, OH 43085

Item 2.	Identity and Background.

a.	Timothy T. O’Dell

b.	7000 N High Street, Worthington, OH 43085

c.	Chief Executive Officer and President, CFBank National Association,
7000 N High Street, Worthington, OH 43085

d.	No

e.	No

f.	USA

Item 3.	Source or Amount of Funds or Other Consideration.

Personal Funds in the amount of $1,332,935

Item 4.	Purpose of Transaction.

Private Investment

Item 5.	Interest in Securities of the Issuer.

a.	The 1,073,778 shares of Common Stock beneficially owned include (1) 100,000 shares of Common Stock which may be acquired upon the exercise of stock options which are currently exercisable or will become exercisable within 60 days and (2) 46,000 shares of Common Stock which may be acquired upon the exercise of warrants to purchase Common Stock (“Warrants”) of Central Federal Corporation. The 1,073,778 shares represent 4.61% of the outstanding Common Stock of Central Federal Corporation, calculated based on the sum of (a) 23,137,665 shares of Common Stock outstanding as of September 30, 2017 (as reported in the most recent Quarterly Report on Form 10-Q of Central Federal Corporation), plus (b) the number of shares of Common Stock which may be acquired by the person identified in Item 2 (“the Reporting Person”) within 60 days pursuant to the exercise of outstanding stock options and warrants.

b.	The shares indicated above as being beneficially owned by the Reporting Person with shared power to vote or to direct the vote consist of (i) 30,000 shares of Common Stock owned by Colleen O’Dell, Mr. O’Dell’s spouse, and (ii) 5,000 shares of Common Stock owned by Colleen O’Dell as custodian for Mr. O’Dell’s daughter, Sarah F. O’Dell. Colleen O’Dell’s address is 7765 Chetwood Close, New Albany, Ohio 43054. Ms. O’Dell is a sales consultant whose place of employment is MI Homes, 3 Easton Oval, Columbus, Ohio 43219. Ms. O’Dell has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a part to a civil proceeding of a judicial or administrative body of competent jurisdiction. Ms. O’Dell is a citizen of the United States of America.

c.	On December 20, 2017, the Reporting Person received 44,000 Restricted Shares of Central Federal Corporation as part of the company’s amended 2009 Equity Compensation Plan. The fair value of the stock is determined using the closing share price on the date of the grant and shares generally have vesting periods of one to three years.

d.	None

e.	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.	Material to Be Filed as Exhibits.

None

CUSIP No. 15346Q202	13D	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Timothy T. O’Dell
Timothy T. O’Dell / Individual
February 14, 2018